SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

September 10, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:   Eric Envall

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 000-09341

Dear Mr. Envall:

Security National Financial Corporation (the “Company”) is in receipt of the letter dated August 5, 2010 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended March 31, 2010. The Company's responses to the comments are set forth below.  For ease of reference, the Company has set forth the comments and its responses thereto.

It should be noted that although responses to the comments in the letter are required to be made within ten business days from the date of the letter, this will confirm that on August 11, 2010, you and David Irving acquiesced to extending the time for the Company to file its responses until August 31, 2010.  A letter confirming the extension of time for filing responses was filed with the Securities and Exchange Commission (the “Commission”) on August 19, 2010. You further acquiesced to extending the time for the Company to file its responses until September 10, 2010 and a letter confirming this additional extension of time was filed with the Commission on August 31, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009
General

1. We note that you attempted to incorporate by reference portions of your definitive proxy statement for your 2010 Annual Meeting of Stockholders into your Form 10-K.  In accordance with General Instruction G.3 of Form 10-K, your definitive proxy statement must be filed not later than 120 days after your fiscal year end in order to qualify for incorporation by reference.  You did not file your definitive proxy statement within 120 days of your fiscal year end and none of the information in your definitive proxy statement that you sought to include in your Form 10-K was so incorporated.  Therefore, please file an amendment to your Form 10-K including all the information in the definitive proxy statement that you attempted to incorporate by reference.

September 10, 2010

________________

Response:

The disclosure information required by Part III of General Instruction G(3) of Form 10-K was included in the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).  Thus, it was not necessary to incorporate by reference portions of the definitive Proxy Statement for the 2010 Annual Meeting of Stockholders.  Because the information required by Part III of General Instruction G(3) of Form 10-K was included in the Form 10-K, the Company should not be required to file an amendment to the Form 10-K.  In the future, when the Company includes the information required by Part III of General Instruction G(3) in its Form 10-K reports, the Company will not indicate that portions of the definitive Proxy Statement from its Annual Meeting of Stockholders are incorporated by reference.

2.  In future filings please include your correct Commission File Number on the cover.

Response:

The Company will include the correct Commission File Number on the cover of all future filings.

3.  Please tell us why you have not identified yourself as a “smaller reporting company” based on your disclosure that you had a $16.1 million aggregate market value held by non-affiliates as of your most recently completed second fiscal quarter.

Response:

The Company is a smaller reporting company because, under Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, it had a public float of less than $75 million as of June 30, 2009, the end of the second fiscal quarter.  The Company will identify itself as a smaller reporting company in all future filings where required.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
General

4.  Considering the diversification of your business (i.e., life insurance, cemetery and mortuary, and mortgage loans), and in an effort to provide more meaningful and granular disclosure, please consider revising your results of operations in future filings to present your discussion and analysis at the segment level.  Your disclosure should include a robust discussion of any known material trends, events, and uncertainties related to your results of operations, rather than merely reciting financial statement information in narrative form.  It would also be helpful to include a discussion of key variables, such as industry specific metrics, and financial measures management utilizes in managing each segment of the business.  Refer to Item 303(A)(3) of Regulation S-K and Release No. 33-8350 (MD&A Interpretive Release).

September 10, 2010

________________

Response:

The results of operations in the second quarter 10-Q included a more robust discussion and analysis at the segment level.

Item 8.  Financial Statements and Supplementary Data
Consolidated Statements of Earnings, page 50

5.  It appears your financial statements are presented in accordance with Article 5 of Regulation S-X.  Please tell us how your income statement presentation is consistent with the guidance in Article 5-03 of Regulation S-X, emphasis is added to items 2, 7, and 9.

Response:

As disclosed in “Index to Consolidated Financial Statements” on page 46 of the Form 10-K, the Company’s financial statements are prepared in accordance with Article 7 of Regulation S-X.  As primarily a life insurance company, the Company follows the financial statement presentation for insurance companies as set forth in Article 7 of Regulation S-X.  The Company has compared its consolidated statements of earnings to the requirements of Article 7-04 of Regulation S-X and it believes the statement is presented correctly.

6.  We note your response to our previously issued comment one in your letter to us dated October 9, 2008, where you indicated you would revise future filings to the extent disclosures were relevant and material.  We do not see however, where you have provided such information.  Therefore we are reissuing our comment.  We note mortgage loans on real estate and construction loans, net of allowance for loan losses represent 22% of your total assets at December 31, 2009 and 23% of total assets at March 31, 2010.  SAB Topic 11.K requires non-bank holding companies with material amounts of lending activities to disclose applicable Industry Guide 3 (“the Guide”) information.  Please provide us with your assessment of the relevance and materiality of the information required by Items III and IV of the Guide.  Please advise and revise as necessary and show us what your disclosure will look like in your response.

Response:

The Company believes that Industry Guide 3, Items III and IV have been addressed in the Form 10-K.   Note No. 3 of the Notes to Consolidated Financial Statements includes a table that detailed the loan portfolio by category or types of loans for 2009 and 2008.  Maturity of loans for the year ended December 31, 2009 was addressed in the Management Discussion and Analysis on page 39 of the Form 10-K.  Risk elements and problem loans were included in the Management Discussion and Analysis under the heading of Risks on page 35 of the Form 10-K.  Loan concentration is discussed in Note No. 3 of the Notes to Consolidated Financial Statements on page 74 of the Form 10-K.  Other interest bearing assets is included in Note No. 3 of the Notes to Consolidated Financial Statements on pages 68–70 of the Form 10-K.  Summary of losses experience is covered in Note No. 1 of the Notes to Consolidated Financial Statements, pages 56 and 57, and includes a table of allowances for loan losses, doubtful accounts and loan loss reserve.

September 10, 2010

________________

Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Real Estate, page 54

7.  Please tell us and revise your future filings to expand your disclosure to state your policy for initially recording other real estate owned upon acquisition, and how that complies with ASC 310-40-40.

Response:

In future filings the Company will change Note No. 1 - Significant Accounting Policies for Real Estate of the Consolidated Financial Statements on page 54 of the Form 10-K as follows:

Real estate is carried at cost, less accumulated depreciation provided on a straight line basis over the estimated useful life of the properties, or is adjusted to a new basis from impairment in value if any.  Foreclosed property is carried at the lower of cost or market determined at the time of foreclosure.

The Company believes this disclosure will meet the requirement of ASC310-40-40.

Mortgage Operations, page 59

8.  Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If your policy varies by loan type disclose as such.  Describe any adjustments you make to appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:

We will disclose the following in future filings:

Mortgage loans require a current appraisal at the time of underwriting and funding.  The Company’s current policy is not to lend more than 80% of the appraised value unless third party mortgage insurance is obtained to insure the amount in excess of 80%.  However, in prior periods loans were made in excess of the 80% threshold.  If these prior period loans become delinquent more than 90 days, the amount in excess of 80% is provided for in the allowance for loan losses account.

September 10, 2010

________________

On a quarterly basis, the Company performs an analysis of mortgage loans foreclosed during the period in order to verify that loans are carried on the financial statements at the lower of cost or market.  The Company increased the loan loss provision by $4,219 for the three months ended June 30, 2010 and $171,081 for the six months ended June 30, 2010. The Company believes the write down to 80% of appraised value and the analysis of the loans at time of foreclosure covers the impact of further deterioration in appraised values on the properties servicing the loans.

9.  Please revise your future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses.  Refer to ASC 310-10-50-15.

Response:

Future filings will disclose the following information:

	As of December 31, 2009	As of June 30, 2010
Impaired Loans Without Allowance	$-	$-
Impaired Loans With Allowance	19,538,135	19,590,551
Total Impared Loans	$19,538,135	$19,590,551

Allowance for Impaired Loans	$6,808,803	$6,795,390

10.           We note your disclosures regarding indemnification losses whereby you may be required to repurchase a loan or pay a fee instead of repurchase under certain events disclosed on page 59.  Please tell us and revise your future filings to address the following related to these guarantees:

•	Expand your disclosure to discuss how you determine the estimated liability for indemnification losses;
•
Specifically disclose how loans with similar characteristics are grouped to be evaluated for indemnification liabilities, how loss rates are determined, what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors that have affected loss rates or other loss measurements; and

•
Revise your MD&A to explain in detail the period-to-period changes in your liability for indemnification.  In this regard, discuss the specific facts and circumstances related to the significant increase in the reserve during FY 2009 and the subsequent decrease in the three months ended March 31, 2010.  A roll forward (in tabular format) of the liability may also be useful here.

September 10, 2010

________________

Response:

The Company will include the following disclosure in future filings in Notes to Financial Statements:

The loan loss reserve analysis involves mortgage loans that have been sold to third party investors where the Company has received a demand from the investor.  There are generally three types of demands:  make whole, repurchase, or indemnification.  These types of demands are more particularly described as follows:

Make whole demand – A make whole demand occurs when an investor forecloses on a property and then sells the property.  The make whole amount is calculated as the difference between the original unpaid principal balance, accrued interest and fees, less the sale proceeds.

Repurchase demand – A repurchase demand usually occurs when there is a significant payment default, error in underwriting or detected loan fraud.

Indemnification demand – On certain loans the Company has negotiated a set fee that is to be paid in lieu of repurchase.  The fee varies by investor and by loan product type.

When a repurchase demand is received, the relevant data is reviewed and captured so that an estimated future loss can be calculated.  The key factors that are used in the estimated loss calculation are as follows: (i) lien position, (ii) payment status, (iii) claim type, (iv) unpaid principal balance and (v) interest rate.  Other data is captured and is useful for management purposes, the actual estimated loss is generally based on these key factors.  The Company conducts its own review upon the receipt of a repurchase demand.  In many instances, the Company is able to resolve the issues relating to the repurchase demand by the third party investor without having to make any payments to the investor.

The Company will include the following disclosure in future filings in the MD&A:

The mortgage industry has seen the potential loan losses increase from quarter to quarter and the Company has increased its allowance accordingly.  Future estimated loan losses are extremely difficult to assess, especially in the current market.  However, management believes that the Company’s reserve methodology and its current practice of property preservation allow it to conservatively estimate its losses on loans sold.

The amount accrued for the three months ended March 31, 2010 and 2009 was $1,373,354 and $5,384,564, respectively and the charge to expense has been included in other selling, general and administrative expenses. The estimated liability for indemnification losses is included in other liabilities and accrued expenses and, as of March 31, 2010 and March 31, 2009, the balance was $8,991,955 and $5,337,012, respectively.

September 10, 2010

________________

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Balance, beginning of period	$11,662,897	$2,775,452
Provisions for losses	1,373,354	5,384,564
Charge-offs	(4,044,296)	(2,823,004)
Balance, March 31	$8,991,955	$5,337,012

The Company believes the Allowance for Loan Losses and Doubtful Accounts and Loan Loss Reserve represent probable loan losses incurred as of the balance sheet date.

There was a significant increase in the loan loss reserve in 2009 when the settlement for CitiMortgage was accrued and a subsequent significant decrease in the first quarter 2010 when the settlement payment to CitiMortgage was actually made.

11.           We also note your disclosure on page 57 that you may be required to reimburse third party investors for costs associated with early payoff of loans within the first six months of such loans and to repurchase loans where there is a default in any of the first four month payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors.  Please tell us the quantity of loans (by loan type) and dollar amount of loans repurchased and the fees paid in lieu of repurchase during the periods presented as a result of this specific guarantee.

Response:

The following table provides the detail of fees by loan type:

September 10, 2010

________________

	Twelve Months Ended December 31,				Six Months Ended June 30,
	2008		2009		2010
	Fees Paid	No.	Fees Paid	No.	Fees Paid	No.
Early Payment Defaults
Conforming	$1,460,709	222	$1,641,227	59
Government	1,023,624	155	1,548,009	194	$276,745	39
Jumbo	53,901	8	12,500	1
Other Financing	588,381	32	762,500	13
Total Early Payment Defaults	$3,126,615	417	$3,964,236	267	$276,745	39

Early Payoffs
Conforming	$376,749	82	$92,160	30	$20,313	6
Government	180,289	30	288,698	56	18,674	6
Jumbo	19,057	2
Other Financing	4,563	2
Total Early Payoffs	$580,658	116	$380,858	86	$38,987	12

Total Fees Paid	$3,707,273	533	$4,345,094	353	$315,732	51

12.           Please revise your future filings to disclose the allocation of goodwill by reportable segment and any significant changes in the allocation of goodwill by reportable segment.  Refer to ASC 350-30-50.

Response:

The Asset section of the Balance Sheet for the Company’s second quarter 10-Q was modified to disclose that all goodwill of the Company is related to the Cemetery and Mortuary business segment.  Future filings will be modified to include goodwill in Note No. 8 - Business Segment of the Notes to Condensed Consolidated Financial Statements as follows:

September 10, 2010

________________

8)           Business Segment

	Life Insurance	Cemetery/ Mortuary	Mortgage	Reconciling Items	Consolidated
For the Three Months Ended
June 30, 2010
Revenues from
external customers	$14,294,453	$3,611,410	$25,518,895	$-	$43,424,758

Intersegment revenues	1,564,408	428,698	61,358	(2,054,464)	-

Segment profit (loss)
before income taxes	1,303,284	99,703	(1,318,206)	-	84,781

For the Three Months Ended
June 30, 2009
Revenues from
external customers	$13,499,302	$3,625,168	$40,885,462	$-	$58,009,932

Intersegment revenues	1,366,734	95,303	50,810	(1,512,847)	-

Segment profit (loss)
before income taxes	363,661	151,353	3,969,355	-	4,484,369

For the Six Months Ended
June 30, 2010
Revenues from
external customers	$28,387,336	$6,916,048	$46,643,280	$-	$81,946,664

Intersegment revenues	2,760,213	797,944	118,043	(3,676,200)	-

Segment profit (loss)
before income taxes	1,450,594	52,759	(3,091,486)	-	(1,588,133)

Identifiable Assets	446,016,789	109,101,362	34,429,574	(106,640,705)	482,907,020

Goodwill		1,075,039			1,075,039

For the Six Months Ended
June 30, 2009
Revenues from
external customers	$27,457,720	$6,806,263	$83,238,046	$-	$117,502,029

Intersegment revenues	2,429,988	177,894	102,596	(2,710,478)	-

Segment profit
before income taxes	51,461	396,914	8,975,897	-	9,424,272

Identifiable Assets	425,588,966	87,315,916	39,402,323	(90,161,957)	462,145,248

Goodwill		1,075,039			1,075,039

13.  Please revise your future filings to disclosure the information for all assets and liabilities that are measured at fair value on a nonrecurring basis (e.g., impaired assets, other real estate owned, etc.).  Refer to ASC 820-10-50 paragraphs 5 and 8.

September 10, 2010

________________

Response:

All future filings will include the disclosures for all assets and liabilities that are measured at fair value in accordance with ASC 820-10-50 paragraphs 5 and 8.  The tables in the fair value footnote will be presented as follows:

The following table summarizes Level 1, 2, and 3 financial assets and financial liabilities measured at fair value by their classification in the consolidated balance sheet at December 31, 2009 of the Form 10-K.

		Quoted Priced in
		Active Markets	Significant	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted for at fair value on a recurring basis
Investment in securities available for sale	$6,936,137	$6,936,137	$-	$-
Short-term investments	7,144,349	7,144,349	-	-
Restricted assets of cemeteries and mortuaries	1,677,273	1,677,273	-	-
Cemetery perpetual care trust investments	1,104,046	1,104,046	-	-
Derivatives - interest rate lock commitments	1,770,193	-	-	1,770,193
Total assets accounted for at fair value on a recurring basis	18,631,998	16,861,805	-	1,770,193

Assets accounted for at fair value on a nonrecurring basis
Fixed maturity securities, held for investment	326,000	326,000	-	-
Mortgage loans held for investment	2,028,336	-	2,028,336	-
Policy, student and other loans held for investment	97,352	-	97,352	-
Total assets accounted for at fair value on a nonrecurring basis	2,451,688	326,000	2,125,688	-

Total assets accounted for at fair value	$21,083,686	$17,187,805	$2,125,688	$1,770,193

Liabilities accounted for at fair value on a recurring basis
Investment type insurance contracts	$(115,763,748)	$-	$-	$(115,763,748)
Derivatives - bank loan interest rate swaps	(101,251)	-	-	(101,251)
- call options	(134,492)	-	-	(134,492)
- interest rate lock commitments	(215,481)	-	-	(215,481)
Total liabilities accounted for at fair value on a recurring basis	(116,214,972)	-	-	(116,214,972)

Liabilities accounted for at fair value on a nonrecurring basis	-	-	-	-

Total liabilities accounted for at fair value	$(116,214,972)	$-	$-	$(116,214,972)

Item 10.  Directors and Executive Officers, page 114

14.  Please revise your Form 10-K/Proxy Statement in order to include the specific experience, qualifications, attributes or skills that lead you to the conclusion that your directors and executive officers should serve in their respective positions.  Refer to Item 401(e) of Regulation S-K and SEC Release No. 33-9089.

September 10, 2010

________________

Response:

In future filings the Company will provide the information required by Item 401(e) of Regulation S-K and SEC Release No. 33-9089, which requires disclosure for each director and executive officer the particular experience, qualifications, attributes or skills that qualify that person to serve in his or her respective position.  If the staff determines it is necessary to amend the Form 10-K, after reviewing the Company’s response to Comment No. 1 above, such information will be included in the amendment to the Form 10-K.

The Board of Directors, Board Committees and Meetings, page 115

15.  Please amend your Form 10-K in order to comply with the requirements of Item 407(d)(5) of Regulation S-K as they relate to disclosures regarding whether or not you have at least one member of the audit committee that qualifies as an “audit committee financial expert.”

Response:

The Company’s Board of Directors has determined that Norman G. Wilbur, who currently serves as a director of the Company as well as Chairman of the Company’s Audit Committee qualifies as an audit committee financial expert.  This disclosure will be included in future filings and in the amendment to the Form 10-K if the staff determines it is necessary to amend the Form 10-K after reviewing the Company’s response to Comment No. 1 above.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 128.

16.  Please revise your Form 10-K to include the information required by Section 201(d) of Regulation S-K in this item.

Response:

In future filings the Company will provide the information required by Section 201(d) of Regulation S-K, which consists of equity compensation plan information in a tabular format for the Company’s compensation plans under which after reviewing its equity securities are issued.  If the staff determines it is necessary to amend the Form 10-K after reviewing the Company’s response to Comment No. 1 above, such information will be included on the amendment to the Form 10-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010
Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

17.  We note your disclosure that your total revenues decreased by 35.2% for the three months ended March 31, 2010 from the three months ended March 31, 2009.  Please provide us with revised disclosure that would provide a reader an understanding of why your total revenues decreased, such as why you experienced a $19.8 million decrease in mortgage fee income, rather than simply stating your revenues decreased.  Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

September 10, 2010

________________

Response:

The Company disclosed the following on page 34 of the 10-Q for the period ended June 30, 2010.

The loan volume in 2009 was higher than 2010 primarily due to greater refinancing activity in 2009.  The 2010 loan volume is primarily for home purchases and the lower volume is due to the slow-down in the economy and the low demand in the housing sector.  SecurityNational Mortgage expects the loan volume for the rest of the year to be at the $160,000,000 to $175,000,000 per month range compared to $250,000,000 to $300,000,000 per month range in 2009 and has taken steps to reduce staff and funding costs to these production levels.

The following table shows the condensed financial results for the three and six months ended June 30, 2010 and 2009.  See the footnote 8 of the Notes to Condensed Consolidated Financial Statements.

	Three months ended June 30 (in thousands of dollars)			Six months ended June 30 (in thousands of dollars)
	2010	2009	% Increase (Decrease)	2010	2009	% Increase (Decrease)
Revenues from external customers
Income from loan originations	$22,414	$29,364	(24%)	$39,187	$59,681	(34%)
Secondary gains from investors	3,105	11,521	(73%)	7,456	23,557	(68%)
Total	$25,519	$40,885	(38%)	$46,643	$83,238	(44%)
Earnings (Losses) before income taxes	$(1,318)	$3,969	(133%)	$(3,091)	$8,976	(134%)

This decrease in profitability is due to the lower loan volume and lower secondary gains from investors.

Note to Condensed Consolidated Financial Statements
General

18.  Please revise your future filings to provide the disclosures required by ASC 310-10-50 for all interim and annual periods.  Please show us what your disclosure will look like in your response.

September 10, 2010

________________

Response:

Below are Notes 10 and 11 of the Condensed Consolidated Financial Statements from the June 30, 2010 Form 10-Q that the Company believes includes some of the disclosures required by ASC 310-10-50. In order to more fully comply with the cited requirements, the Company will make the following changes to these disclosures.  Bolded items will be added.  Italicized items reflect existing items the Company believes comply.  The example below omits the disclosures previously shown in our response to Comment No. 9 above.

10)       Other Business Activity

Mortgage Operations

Over fifty percent of revenue and expenses of the Company are through its wholly owned subsidiary, SecurityNational Mortgage. SecurityNational Mortgage is a mortgage lender incorporated under the laws of the State of Utah. SecurityNational Mortgage is approved and regulated by the Federal Housing Administration (FHA), a department of the U.S. Department of Housing and Urban Development (HUD), to originate mortgage loans that qualify for government insurance in the event of default by the borrower. SecurityNational Mortgage obtains loans primarily from its retail offices and independent brokers. SecurityNational Mortgage funds the loans from internal cash flows and loan purchase agreements with unaffiliated financial institutions. SecurityNational Mortgage receives fees from the borrowers and other secondary fees from third party investors that purchase its loans. SecurityNational Mortgage sells its loans to third party investors and does not retain servicing of these loans. SecurityNational Mortgage pays the brokers and retail loan officers a commission for loans that are brokered through SecurityNational Mortgage. For the six months ended June 30, 2010 and 2009, SecurityNational Mortgage originated and sold 5,459 loans ($967,240,911 total volume), and 9,781 loans ($1,824,623,109 total volume), respectively.

SecurityNational Mortgage has entered into loan purchase agreements to originate and sell mortgage loans to unaffiliated warehouse banks. The total amount available to originate loans under these loan purchase agreements at June 30, 2010 was $55,000,000. SecurityNational Mortgage originates the loans and immediately sells them to warehouse banks. As of June 30, 2010, there were $131,803,246 in mortgage loans in which settlements with third party investors were still pending. Generally when certain mortgage loans are sold to warehouse banks, SecurityNational Mortgage is no longer obligated, except in certain circumstances, to pay the amounts outstanding on the mortgage loans, but is required to pay a fee in the form of interest on a portion of the mortgage loans between the date that the loans are sold to warehouse banks and the date of settlement with third party investors. The terms of the loan purchase agreements are typically for one year, with interest rates on a portion of the mortgage loans ranging from 2.5% to 2.75% over the 30 day Libor rate. SecurityNational Mortgage is in the process of renewing one of its loan purchase agreements that expired on June 18, 2010 for an additional one year term. SecurityNational Mortgage continues to sell mortgage loans to such warehouse bank while negotiating the renewal of the loan purchase agreement.

September 10, 2010

________________

Key accounting policies related to mortgage operations are as follows:

Mortgage loans on real estate, and construction loans are originated and held for investment and carried at their principal balances adjusted for chargeoffs, the related allowance for loan losses, and net deferred fees or costs on originated loans. The Company defers related material loan origination fees, net of related direct loan origination costs, and amortizes the net fees over the term of the loans.

Mortgage loans sold to investors are carried at the amount due from third party investors, which is the estimated fair value at the balance sheet date since these amounts are generally collected within a short period of time.

Real estate is carried at cost, less accumulated depreciation provided on a straight-line basis over the estimated useful lives of the properties, or is adjusted to a new basis from impairment in value, if any.  Foreclosed property is carried at the lower of cost or market determined at the time of foreclosure.

Policy, student, and other loans are carried at the aggregate unpaid balances, less allowances for possible losses.

           Mortgage fee income consists of origination fees, processing fees and certain other income related to the origination and sale of mortgage loans. For mortgage loans sold to third party investors, mortgage fee income and related expenses are recognized pursuant to generally accepted accounting principles at the time the sales of mortgage loans meet the sales criteria for the transfer of financial assets which are: (i) the transferred assets have been isolated from the Company and its creditors, (ii) the transferee has the right to pledge or exchange the mortgage, and (iii) the Company does not maintain effective control over the transferred mortgage. The Company must determine that all three criteria are met at the time the loan is funded. All rights and title to the mortgage loans are assigned to unrelated financial institution investors, including any investor commitments for these loans, prior to warehouse banks purchasing the loans under the purchase commitments.

The Company, through SecurityNational Mortgage, sells all mortgage loans to third party investors without recourse. However, it may be required to repurchase a loan or pay a fee instead of repurchase under certain events such as the following:

•	Failure to deliver original documents specified by the investor.
•	The existence of misrepresentation or fraud in the origination of the loan.
•	The loan becomes delinquent due to nonpayment during the first several months after it is sold.
•	Early pay-off of a loan, as defined by the agreements.
•	Excessive time to settle a loan.
•	Investor declines purchase.
•	Discontinued product and expired commitment.

September 10, 2010

________________

Loan purchase commitments generally specify a date 30 to 45 days after delivery upon which the underlying loans should be settled. Depending on market conditions, these commitment settlement dates can be extended at a cost to the Company. Generally, a ten day extension will cost .125% (12.5 basis points) of the loan amount. The Company’s historical data shows that 99% of all loans originated by the Company are generally settled by the investors as agreed within 16 days after delivery. There are situations, however, when the Company determines that it is unable to enforce the settlement of loans rejected by the third-party investors and that it is in the Company’s best interest to repurchase those loans from the warehouse banks. It is the Company's policy to cure any documentation problems with respect to such loans at a minimal cost for up to a six-month time period and to pursue efforts to enforce loan purchase commitments from third-party investors concerning the loans. The Company believes that six months allows adequate time to remedy any documentation issues, to enforce purchase commitments, and to exhaust other alternatives. Remedy methods include, but are not limited to:

•	Research reasons for rejection.
•	Provide additional documents.
•	Request investor exceptions.
•	Appeal rejection decision to purchase committee.
•	Commit to secondary investors.

Once purchase commitments have expired and other alternatives to remedy are exhausted, which could be earlier than the six month time period, the loans are repurchased and transferred to the long term investment portfolio at the lower of cost or market value and previously recorded sales revenue is reversed. Any loan that later becomes delinquent is evaluated by the Company at that time and any impairment is adjusted accordingly.

Determining lower of cost or market: Cost is equal to the amount paid to the warehouse bank and the amount originally funded by the Company. Market value is often difficult to determine, but is based on the following:

•	For loans that have an active market the Company uses the market price on the repurchased date.
•	For loans where there is no market but there is a similar product, the Company uses the market value for the similar product on the repurchased date.
•
For loans where no active market exists on the repurchased date, the Company determines that the unpaid principal balance best approximates the market value on the repurchased date, after considering the fair value of the underlying real estate collateral and estimated future cash flows.

The appraised value of the real estate underlying the original mortgage loan adds significance to the Company’s determination of fair value because if the loan becomes delinquent, the Company has sufficient value to collect the unpaid principal balance or the carrying value of the loan. In determining the market value on the date of repurchase, the Company considers the total value of all of the loans because any sale of loans would be made as a pool.

September 10, 2010

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For mortgages originated and held for investment, mortgage fee income and related expenses are recognized when the loan is originated.

As a standard in the industry, the Company receives payments on the mortgage loans during the time period between the sale date and settlement or repurchase date. During the period the Company services these loans through Security National Life, its life insurance subsidiary.

As of June 30, 2010, the Company’s long term mortgage loan portfolio contained mortgage loans of $19,590,551 in unpaid principal with delinquencies more than 90 days. Of this amount, $9,204,691 in mortgage loans were in foreclosure proceedings. The Company has not received any interest income on the $19,590,551 in mortgage loans with delinquencies more than 90 days. During the three and six months ended June 30, 2010, the Company increased its allowance for mortgage losses by $4,219 and $171,081, respectively which was charged to loan loss expense and included in other selling, general and administrative expenses for the period. The allowance for mortgage loan losses as of June 30, 2010 and December 31, 2009 was $6,795,390 and $6,808,803, respectively.

Also at June 30, 2010, the Company has foreclosed on a total of $51,661,589 in long term mortgage loans, of which $7,410,770  in loans were foreclosed on and reclassified as real estate during 2010. The foreclosed property was shown in real estate. The Company carries the foreclosed property in Security National Life, Memorial Estates and SecurityNational Mortgage, its life, cemeteries and mortuaries and mortgage subsidiaries, and will rent the properties until it is deemed desirable to sell them.

11)        Allowance for Loan Losses and Loan Loss Reserve

The Company provides allowances for losses on its mortgage loans held for investment through an allowance for loan losses (a contra-asset account) and for mortgage loans sold to investors through the mortgage loan loss reserve (a liability account). The allowance for loan losses and doubtful accounts is an allowance for losses on the Company’s mortgage loans held for investment. When a mortgage loan is past due more than 90 days, the Company, where appropriate, sets up an allowance to approximate the excess of the carrying value of the mortgage loan over the estimated fair value of the underlying real estate collateral. Once a loan is past due more than 90 days the Company does not accrue any interest income and proceeds to foreclose on the real estate. Payments received after a loan is in nonaccrual status are credited first against the interest was accrued before reach nonaccrual status, then against the principal balance. If a loan becomes current again, the Company resumes accruing interest.  All expenses for foreclosure are expensed as incurred. Once foreclosed, the carrying value will approximate its fair value and the amount is classified as real estate. The Company carries the foreclosed properties in Security National Life, Memorial Estates, and SecurityNational Mortgage, its life, cemeteries and mortuaries and mortgage subsidiaries, and will rent the properties until it is deemed desirable to sell them.

September 10, 2010

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The following is a summary of the allowance for loan losses as a contra-asset account:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2009	2008
Balance, beginning of period	$6,806,003	$5,561,421	$6,808,803	$4,780,467
Provisions for losses	4,219	61,383	171,081	842,337
Charge-offs	(14,832)	(1,231)	(184,494)	(1,231)
Balance, end of period	$6,795,390	$5,621,573	$6,795,390	$5,621,573

The mortgage loan loss reserve is an estimate of probable losses at the balance sheet date that the Company will realize in the future on mortgage loans sold to third party investors. The Company may be required to reimburse third party investors for costs associated with early payoff of loans within the first six months of such loans and to repurchase loans where there is a default in any of the first four monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors. The Company’s estimates are based upon historical loss experience and the best estimate of the probable loan loss liabilities.

Upon completion of a transfer that satisfies the conditions to be accounted for as a sale, the Company initially measures at fair value liabilities incurred in a sale relating to any guarantee or recourse provisions. The Company accrues a monthly allowance for indemnification losses to investors based on the Company’s historical experience. The amount accrued for the three and six months ended June 30, 2010 was $1,526,966 and $2,900,321, respectively and the amount accrued for the three and six months ended June 30, 2009 was $5,052,577 and $9,792,284, respectively, and the charge to expense has been included in other selling, general and administrative expenses. The estimated liability for indemnification losses is included in other liabilities and accrued expenses, and, as of June 30, 2010 and December 31, 2009, the balance was $9,890,947 and $11,662,897, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2009	2008
Balance, beginning of period	$8,991,955	$5,337,012	$11,662,897	$2,775,452
Provisions for losses	1,526,966	5,052,577	2,900,321	9,792,284
Charge-offs	(627,974)	(2,556,456)	(4,672,271)	(4,734,603)
Balance, end of period	$9,890,947	$7,833,133	$9,890,947	$7,833,133

The Company believes the allowance for loan losses and doubtful accounts and loan loss reserve represent probable loan losses incurred as of the balance sheet date.

Note 8 – Disclosure about Fair Value of Financial Instruments, page 11

September 10, 2010

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19.  Please revise your future filings to provide the disclosures required by ASC 825-10-50 for all interim and annual periods.  Please show us what your disclosure will look like in your response.

Response:

The Company’s Form 10-Q for the period ended June 30, 2010 included the following disclosure, which will be included in future filings.

3)      Investments

The Company’s investments in fixed maturity securities held to maturity and equity securities   available for sale as of June 30, 2010 are summarized as follows:

September 10, 2010

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	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2010:
Fixed maturity securities held to maturity
carried at amortized cost:
Bonds:
U.S. Treasury securities
and obligations of U.S
Government agencies	$8,907,869	$776,643	$(1,469)	$9,683,043

Obligations of states and
political subdivisions	1,891,377	131,548	(18,027)	2,004,898

Corporate securities including
public utilities	97,249,699	6,742,153	(1,243,872)	102,747,980

Mortgage-backed securities	7,242,312	290,156	(557,453)	6,975,015

Redeemable preferred stock	1,579,953	19,230	(70,631)	1,528,552

Total fixed maturity
securities held to maturity	$116,871,210	$7,959,730	$(1,891,452)	$122,939,488

Securities available for sale carried at
estimated fair value:

Fixed maturity securities available for sale:
U.S. Treasury securities
and obligations of U.S.
Government agencies	$98,320	$31,415	$-	$129,735

Total fixed maturity securities
available for sale	$98,320	$31,415	$-	$129,735

September 10, 2010

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3)      Investments (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2010:

Equity securities available for sale
at estimated fair value:

Non-redeemable preferred stock	$20,281	$-	$(4,927)	$15,354

Common stock:

Industrial, miscellaneous and all other	6,754,171	345,247	(928,233)	6,171,185

Total equity securities available for sale
at estimated fair value	$6,774,452	$345,247	$(933,160)	$6,186,539

Total securities available for sale
carried at estimated fair value	$6,872,772	$376,662	$(933,160)	$6,316,274

Mortgage loans on real estate and construction loans held for investment at amortized cost:
Residential	$56,832,153
Residential construction	21,722,877
Commercial	36,607,990
Less: Allowance for loan losses	(6,795,390)

Total mortgage loans on real estate and
construction loans held for investment	$108,367,630

Real estate at cost – net of depreciation and allowance	$53,216,157

Policy, student and other loans at
amortized cost - net of allowance for doubtful accounts	$16,261,155

Short-term investments at amortized cost	$1,380,639

September 10, 2010

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3)           Investments (Continued)

The Company’s investments in fixed maturity securities held to maturity and equity securities available for sale as of December 31, 2009 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009:
Fixed maturity securities held to maturity
carried at amortized cost:
Bonds:
U.S. Treasury securities
and obligations of U.S
Government agencies	$9,477,032	$430,783	$(6,389)	$9,901,426

Obligations of states and
political subdivisions	2,034,784	95,333	(20,722)	2,109,395

Corporate securities including
public utilities	95,903,129	3,927,607	(2,763,448)	97,067,288

Mortgage-backed securities	6,852,072	182,932	(1,338,817)	5,696,187

Redeemable preferred stock	1,565,283	-	(109,832)	1,455,451

Total fixed maturity
securities held to maturity	$115,832,300	$4,636,655	$(4,239,208)	$116,229,747

Securities available for sale carried at
estimated fair value:

Fixed maturity securities available for sale:
U.S. Treasury securities
and obligations of U.S.
Government agencies	$98,280	$21,158	$-	$119,438

Corporate securities including
public utilities	1,012,458	17,627	-	1,030,085

Total fixed maturity securities
available for sale	$1,110,738	$38,785	$-	$1,149,523

September 10, 2010

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3)      Investments (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009:

Equity securities available for sale
at estimated fair value:

Non-redeemable preferred stock	$20,281	$-	$(5,061)	$15,220

Common stock:

Industrial, miscellaneous and all other	5,398,320	682,075	(309,001)	5,771,394

Total equity securities available for sale
at estimated fair value	$5,418,601	$682,075	$(314,062)	$5,786,614

Total securities available for sale
carried at estimated fair value	$6,529,339	$720,860	$(314,062)	$6,936,137

Mortgage loans on real estate and construction loans held for investment at amortized cost:
Residential	$60,863,842
Residential construction	25,028,081
Commercial	24,206,956
Less: Allowance for loan losses	(6,808,803)

Total mortgage loans on real estate and
construction loans held for investment	$103,290,076

Real estate at cost – net of depreciation & allowance	$46,901,832

Policy, student and other loans at
amortized cost - net of allowance for doubtful accounts	$18,145,029

Short-term investments at amortized cost	$7,144,319

September 10, 2010

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3)       Investments (Continued)

Fixed Maturity Securities

The following tables summarize unrealized losses on fixed-maturities securities, which are carried at amortized cost, at June 30, 2010 and December 31, 2009. The unrealized losses were primarily related to interest rate fluctuations or spread-widening, and mortgage and other asset-backed securities. The tables set forth unrealized losses by duration and number of investment positions, together with the fair value of the related fixed-maturity securities:

	Unrealized Losses for Less than Twelve Months	No. of Investment Positions	Unrealized Losses for More than Twelve Months	No. of Investment Positions	Total Unrealized Loss
At June 30, 2010
Interest rate or spread widening	$435,220	18	$898,779	34	$1,333,999
Mortgage and other
asset-backed securities	15,646	3	541,807	5	557,453
Total unrealized losses	$450,866	21	$1,440,586	39	$1,891,452
Fair Value	$7,917,487		$11,128,618		$19,046,105

At December 31, 2009
Interest rate or spread widening	$580,244	37	$2,320,148	70	$2,900,392
Mortgage and other
asset-backed securities	31,337	3	1,307,479	5	1,338,816
Total unrealized losses	$611,581	40	$3,627,627	75	$4,239,208
Fair Value	$17,777,172		$22,641,536		$40,418,708

As of June 30, 2010, the average market value of the related fixed maturities was 91.0% of amortized cost and the average market value was 90.5% of amortized cost as of December 31, 2009. During the first six months ended June 30, 2010 and for the year ended December 31, 2009, an other-than-temporary decline in market value resulted in the recognition of an impairment loss on fixed maturity securities of $30,000 and $326,000, respectively. No other-than-temporary impairment loss was considered to exist for these fixed maturities as of June 30, 2010 and December 31, 2009.

September 10, 2010

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3)       Investments (Continued)

Equity Securities

The following tables summarize unrealized losses on equity securities that were carried at estimated fair value based on quoted trading prices at June 30, 2010 and December 31, 2009. The unrealized losses were primarily the result of decreases in market value due to overall equity market declines. The tables set forth unrealized losses by duration and number of investment positions, together with the fair value of the related equity securities available for sale in a loss position:

	Unrealized Losses for Less than Twelve Months	No. of Investment Positions	Unrealized Losses for More than Twelve Months	No. of Investment Positions	Total Unrealized Losses
At June 30, 2010
Non-redeemable preferred stock	$-	-	$4,927	2	$4,927
Industrial, miscellaneous and all other	638,759	92	289,474	13	928,233
Total unrealized losses	$638,759	92	$294,401	15	$933,160
Fair Value	$3,759,691		$488,678		$4,248,369

At December 31, 2009
Non-redeemable preferred stock	$-	-	$5,061	2	$5,061
Industrial, miscellaneous and all other	55,287	23	253,714	16	309,001
Total unrealized losses	$55,287	23	$258,775	18	$314,062
Fair Value	$1,007,525		$660,809		$1,668,334

As of June 30, 2010, the average market value of the equity securities available for sale was 82.0% of the original investment and the average market value was 84.2% of the original investment as of December 31, 2009. The intent of the Company is to retain equity securities for a period of time sufficient to allow for the recovery in fair value. However, the Company may sell equity securities during a period in which the fair value has declined below the amount of the original investment. In certain situations, new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security. No other-than-temporary impairment loss on equity securities was determined to exist as of June 30, 2010 and December 31, 2009.

The fair values of fixed maturity securities are based on quoted market prices, when available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market value applicable to the coupon rate, credit and maturity of the investments. The fair values for equity securities are based on quoted market prices.

September 10, 2010

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3)       Investments (Continued)

The amortized cost and estimated fair value of fixed maturity securities at June 30, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Held to Maturity:
Due in 2010	$2,248,171	$2,261,598
Due in 2011 through 2014	23,369,328	24,992,700
Due in 2015 through 2019	35,985,098	39,224,650
Due after 2019	46,446,348	47,956,973
Mortgage-backed securities	7,242,312	6,975,015
Redeemable preferred stock	1,579,953	1,528,552
Total held to maturity	$116,871,210	$122,939,488

The amortized cost and estimated fair value of available-for-sale securities at June 30, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equities are valued using the specific identification method.

	Amortized Cost	Estimated Fair Value
Available for Sale:
Due in 2010	$-	$-
Due in 2011 through 2014	-	-
Due in 2015 through 2019	-	-
Due after 2019	98,320	129,735
Non-redeemable preferred stock	20,281	15,354
Common stock	6,754,171	6,171,185
Total available for sale	$6,872,772	$6,316,274

The Company’s realized gains and losses from investments and other assets are summarized as follows:

September 10, 2010

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	Three Month Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Fixed maturity securities held
to maturity:
Gross realized gains	$23,315	$8,181	$296,012	$69,637
Gross realized losses	(57,682)	(450)	(252,924)	(581)

Securities available for sale:
Gross realized gains	151,488	226,318	447,992	226,936
Gross realized losses	(12,144)	(11,348)	(43,073)	(11,349)

Other assets	184,494	4,022	205,910	8,126
Total	$289,471	$226,723	$653,917	$292,769

Generally gains and losses from held to maturity securities are a result of early calls and related amortization of premiums or discounts. However, credit losses of $30,000 and $-0- were recognized during the three months ended June 30, 2010 and 2009, respectively, and credit losses of $30,000 and $-0- were recognized during the six months ended June 30, 2010 and 2009, respectively, from other-than-temporary declines in market value of held to maturity securities.

Mortgage loans consist of first and second mortgages. The mortgage loans bear interest at rates ranging from 2.0 % to 11.0%, maturity dates range from three months to 30 years and are secured by real estate. Concentrations of credit risk arise when a number of mortgage loan debtors have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Company has a diversified mortgage loan portfolio consisting of residential mortgages, commercial loans and residential construction loans and requires collateral on all real estate exposures, a substantial portion of its debtors’ ability to honor obligations is reliant on the economic stability of the geographic region in which the debtors do business. At June 30, 2010, the Company has 43%, 11% and 14% of its mortgage loans from borrowers located in the states of Utah, Florida and California, respectively. The mortgage loans on real estate balances on the consolidated balance sheet are reflected net of an allowance for loan losses of $6,795,390 and $6,808,803 at June 30, 2010 and December 31, 2009, respectively.

There were no investments, aggregated by issuer, in excess of 10% of shareholders’ equity (before net unrealized gains and losses on available for sale securities) at June 30, 2010, other than investments issued or guaranteed by the United States Government.

September 10, 2010

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Major categories of net investment income are as follows:

	Three Month Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Fixed maturity securities	$1,770,573	$1,749,945	$3,540,003	$3,583,951
Equity securities	61,158	221,982	112,774	406,086
Mortgage loans on real estate	1,580,153	1,447,064	2,998,595	2,876,259
Real estate	369,273	439,197	767,899	799,381
Policy, student and other loans	217,651	175,128	445,392	431,746
Short-term investments, principally gains on sale of
mortgage loans and other	1,803,131	1,821,517	3,177,864	4,405,380
Gross investment income	5,801,939	5,854,833	11,042,527	12,502,803
Investment expenses	(614,353)	(599,001)	(1,286,746)	(1,198,969)
Net investment income	$5,187,586	$5,255,832	$9,755,781	$11,303,834

Net investment income includes net investment income earned by the restricted assets of the cemeteries and mortuaries of $337,489 and $189,337 for three months ended June 30, 2010 and 2009, respectively, and $706,309  and $366,150 for the six months ended June 30, 2010 and 2009, respectively.

Net investment income on real estate consists primarily of rental revenue received under short-term leases.

Investment expenses consist primarily of depreciation, property taxes, operating expenses of real estate and an estimated portion of administrative expenses relating to investment activities.

Securities on deposit for regulatory authorities as required by law amounted to $9,470,110 at June 30, 2010 and $10,614,292 at December 31, 2009. The restricted securities are included in various assets under investments on the accompanying consolidated balance sheets.

In connection with the Company’s responses to the comments, the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

September 10, 2010

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•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer